Exhibit 99.4
NICE Actimize Wins PAN Finance Award for
Most Innovative Fraud Detection Technology, EMEA 2023

NICE Actimize is addressing the issue of scams and Authorised Push Payment (APP) fraud ahead of impending
PSR (Payments Systems Regulator) fraud liability shifts

Hoboken, N.J., December 7, 2023 – NICE Actimize, a NICE (Nasdaq: NICE) business has announced that PAN Finance, a trusted source of global financial intelligence with a readership base of over 200,000 across 150 countries, has presented it with the organization’s “Most Innovative Fraud Detection Technology/EMEA 2023” award for its end-to-end enterprise fraud solutions.

NICE Actimize provides financial institutions (FIs) the right fraud management solutions to proactively detect and prevent fraud, safeguard the customer journey, and protect both the customer and their institution from fraud schemes. NICE Actimize's IFM-X, industry-leading integrated fraud management, provides complete, real-time, end-to-end fraud prevention coverage that continuously adapts to new and emerging fraud threats.

“Organizations must leverage real-time technology detection to manage fraud types across four essential steps to be effective: identify early, mitigate exposures, resolve investigations, and adhere to regulations. NICE Actimize enterprise fraud management solutions helps financial institutions accomplish these steps,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize will continue to invest in innovative solutions that address critical needs for our EMEA customers as well as those around the world.”

According to PAN Finance, “Addressing the issue of scams and Authorised Push Payment (APP) fraud ahead of impending PSR (Payments Systems Regulator) fraud liability shifts is paramount. NICE Actimize addresses these challenges with an end-to-end approach to allow organizations to take action. With the evolving landscape of digital transactions, the burden of responsibility for such fraudulent activities is transitioning, making it crucial for financial institutions and businesses to tackle these challenges proactively. We are honored to recognize NICE Actimize as a leading innovator.”

NICE Actimize’s end-to-end fraud management solutions also include New Account Fraud, among other applications. NICE Actimize's New Account Fraud solution connects and extends coverage earlier to start at the application stage to provide identity proofing, then move into early account monitoring, and finally, a seamless transition to ongoing monitoring. New Account Fraud orchestrates and connects a financial institutions’ current identity verification data and tools using advanced analytics to create an identity risk score.

For additional information:
•	For more on NICE Actimize’s IFM-X Fraud Management, please click here.
•	To read PAN Finance’s coverage of NICE Actimize end-to-end fraud management approach, please click here.

About Pan Finance
Pan Finance is a trusted source of global financial intelligence with a readership base of +200,000 across 150 countries. With offices in London, Lagos, Barcelona, Miami & Sharjah and a distribution network in Europe, Middle East, Africa, LATAM, North America and Asia, our ecosystem includes a quarterly magazine (online and print), special reports, a financial news website, and other media channels. As an organisation, it is dedicated to providing concise, intelligible, and up-to-date news for our worldwide readership.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com  ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.